UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38712

Pintec Technology Holdings Limited

4/F, Vanke Times Center,

Chaoyang Road, Chaoyang District, Beijing

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒          Form 40-F ☐

Share Purchase by Chairman

On August 22, 2025, Pintec Technology Holdings Limited (the “Company”) was informed by Mr. Jun Dong, the Company’s chairman of the board of directors, that on August 15, 2025, that each of Mr. Jun Dong, Genius Hub Limited, Mr. Wei Wei and Wise Plus Limited entered into a share transfer agreement, pursuant to which Genius Hub Limited purchased an aggregate of 15,698,914 Class B ordinary shares held of record by Wise Plus Limited and beneficially owned by Mr. Wei Wei, at a purchase price of $0.012739 per share (the “Share Transfer”). Following the Share Transfer, Mr. Jun Dong’s beneficial ownership increased to 9.4% of the Company’s total outstanding shares, and his voting power rose to 60.2% of the Company’s total outstanding voting power.

The directors of our Company do not expect that the Share Transfer will have any material adverse impact on the financial position and business operation of the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By:	/s/ Xin Yang
	Name:	Xin Yang
	Title:	Chief Financial Officer

Date: August 22, 2025